

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 22, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Russell C. Hammer
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

>　　　RE:　　Form 10-K for the fiscal year ended December 31, 2008
>　　　　　　　　Form 10-Q for the period ended June 30, 2009
>　　　　　　　　　　File No. 0-51754

Dear Mr. Hammer:

　　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

>　　　　　　　　　Sincerely,

>　　　　　　　　　Rufus Decker
>　　　　　　　　　Accounting Branch Chief